

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Dante Picazo
Chief Executive Officer
Cannabis Bioscience International Holdings, Inc.
6201 Bonhomme Road
Suite 466S
Houston, TX 77036

> **Re: Cannabis Bioscience International Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 13, 2023**
> **File No. 333-267039**

Dear Dante Picazo:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 19, 2023 letter.

Amendment No. 6 to the Registration Statement on Form S-1, Filed November 13, 2023

Description of Business
Clinical Trial in Which We Will be the Sponsor, page 58

1. We note your response to comment 2 and we reissue. In your response letter you state that the registration statement has been amended to state that you will not be selling any CBD products in the 18 states that restrict their sale and use. However, we do not see any such amendments in the registration statement; please make such amendment or advise us where the amendment was made.

Item 16A. Exhibits
Exhibit 23.1, page II-4

2.   Please file an updated consent letter from PWR CPA, LLP that has a current date.

      Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-3222 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Barry J. Miller